June 26, 2019

Mordechai Bignitz
Chief Executive Officer
OWC Pharmaceutical Research Corp.
2 Ben Gurion St.
Ramat Gan, Israel 5257334

       Re: OWC Pharmaceutical Research Corp.
           Registration Statement on Form S-1
           Filed May 31, 2019
           File No. 333-231865

Dear Mr. Bignitz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Kenneth R. Koch, Esq.